UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                 TIMELINE, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    -----------------------------------------
                         (Title of Class of Securities)

                                   887336 10 5
                    -----------------------------------------
                                 (CUSIP Number)

                                                            COPY TO:
      CHARLES R. OSENBAUGH                              TIMOTHY M. WOODLAND
           TIMELINE, INC.                          CAIRNCROSS & HEMPELMANN, P.S.
3055 - 112TH AVENUE NE, SUITE 106                  524 SECOND AVENUE, SUITE 500
   BELLEVUE, WASHINGTON 98004                           SEATTLE, WA 98104
                                                         (206) 587-0700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                DECEMBER 31, 2002
            ---------------------------------------------------------
             (Date of Event Which Required Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box:    X
               ------

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 887336 10 5            Schedule 13D                  Page 2 of 6 Pages


--------------------------------------------------------------------------------

   1. NAMES OF REPORTING PERSONS
       I.R.S. Identification Numbers of
       Reporting Persons (entities only)                    Charles R. Osenbaugh
--------------------------------------------------------------------------------

   2.  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP:#

         (a) |_|
         (b) |_|
--------------------------------------------------------------------------------

   3.  SEC USE ONLY
--------------------------------------------------------------------------------

   4.  SOURCE OF FUNDS (See instructions)                        PF, SC, OO
--------------------------------------------------------------------------------

   5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S. citizen
--------------------------------------------------------------------------------

                 7.  SOLE VOTING POWER                      670,313 shares
   NUMBER OF     --------------------------------------------------------------
    SHARES
 BENEFICIALLY    8.  SHARED VOTING POWER                         N/A
  OWNED BY       --------------------------------------------------------------
    EACH
  REPORTING      9.  SOLE DISPOSITIVE POWER                580,537 shares
   PERSON        --------------------------------------------------------------
    WITH
                 10. SHARED DISPOSITIVE POWER              410,574 shares

-------------------------------------------------------------------------------

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                    991,111 shares
-------------------------------------------------------------------------------

   12. CHECK BOX IF AGGREGATE AMOUNT IN ROW "11" EXCLUDES
       CERTAIN SHARES (See Instructions)                       XX
-------------------------------------------------------------------------------

   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW "11"     22.4%
-------------------------------------------------------------------------------

   14.   TYPE OF REPORTING PERSON (See Instructions)           IN
-------------------------------------------------------------------------------

CUSIP NO. 887336 10 5            Schedule 13D                  Page 3 of 6 Pages


ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock of Timeline, Inc., a Washington corporation ("TIMELINE"). The address of the principal executive offices of Timeline are 3055 - 112th Avenue NE, Suite 106, Bellevue, Washington 98004.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is filed by Charles R. Osenbaugh, on his own behalf and for his indirect ownership interest in his capacity as one of three trustees of the Timeline, Inc. Employee Stock Ownership Plan ("ESOP").

(b) Mr. Osenbaugh's principal business address is c/o Timeline, Inc., 3055 - 112th Avenue NE, Suite 106, Bellevue, Washington 98004.

(c) Mr. Osenbaugh is the President, Chief Financial Officer and a Director of Timeline and one of three trustees of the ESOP.

(d) During the five years preceding the date of this filing on Schedule 13D, Mr. Osenbaugh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the five years preceding the date of this filing on Schedule 13D, Mr. Osenbaugh has neither been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is he subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Osenbaugh is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Osenbaugh is one of three trustees of the ESOP (the "ESOP TRUSTEES"), and as such may be deemed to be the beneficial owner of the 410,574 shares held of record by the ESOP. Mr. Osenbaugh disclaims beneficial ownership in such shares held by the ESOP except to the extent of the shares allocated to his individual account in the ESOP. The ESOP is an employee benefit plan qualified under
Section 401 of the Internal Revenue Code, as amended. From time to time, the ESOP acquires shares of Timeline common stock pursuant to the terms of the ESOP, based on employee contributions and/or Timeline contributions to the ESOP.

The shares held of record by the ESOP were acquired for investment purposes. During 2002, the ESOP acquired and allocated to plan participants a total of 214,000 shares of Timeline common stock, as follows: (a) in March 2002, Timeline made an in-kind contribution to the ESOP of 100,000 shares of Timeline common stock; and (b) during 2002, the ESOP purchased 114,000 shares on the market using employee and employer matching contributions to the ESOP.

The shares, stock options and warrants reported on this Schedule 13D as being owned of record by Mr. Osenbaugh were acquired by Mr. Osenbaugh for investment purposes for his own account using personal funds.



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CUSIP NO. 887336 10 5            Schedule 13D                  Page 4 of 6 Pages



ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Osenbaugh is one of the three ESOP Trustees, and as such may be deemed to be the beneficial owner of the 410,574 shares held of record by the ESOP. Mr. Osenbaugh disclaims beneficial ownership in such shares held by the ESOP except to the extent of the shares allocated to his individual account in the ESOP. By action of a majority of the ESOP Trustees, the ESOP Trustees have the power to direct the disposition, acquisition and retention of the shares held by the ESOP. Participants in the ESOP are entitled to direct the ESOP Trustees as to the manner in which the shares of Timeline common stock allocated to their accounts are to be voted, and the ESOP Trustees may not vote any shares as to which a participant fails to give the ESOP Trustees direction. Unallocated shares in the ESOP are voted by the ESOP Trustees. As of the date of filing of this Schedule 13D, all 410,574 shares under the ESOP were allocated to participants' accounts and no shares were unallocated.

The 410,574 shares held by the ESOP were acquired by the ESOP for investment purposes, for the benefit of the ESOP participants. It is anticipated that the ESOP will, from time to time, acquire additional shares of Timeline common stock pursuant to the terms of the ESOP. All decisions as to the date, price and amount of shares of Timeline common stock to be acquired by the ESOP through purchases on the market are made by an independent broker acting on behalf of the ESOP.

Mr. Osenbaugh acquired the shares of Timeline common stock, stock options and warrants attributable to and held of record by him solely for investment purposes.

Mr. Osenbaugh has no current intention of acquiring for his own account additional securities of Timeline from those reported herein; however, he reserves the right to make additional purchases from time to time. Any decision to make any such additional purchase will depend, however, on various factors, including, without limitation, the price of Timeline's securities, stock market conditions and the business prospects of Timeline.

Mr. Osenbaugh intends to continue as an officer and director of Timeline, and to participate in the management and operations of Timeline, as well as to continue to serve as one of the three ESOP Trustees. Other than as set forth herein (and excluding action which may be taken or proposed to be taken by the Board of Directors of Timeline, of which Mr. Osenbaugh is a member), Mr. Osenbaugh has no present intention, arrangement, or understanding to effect any of the transactions listed in any of the following paragraphs of Item 4, Schedule 13D, and does not have any plans or proposals that relate to or would result in any of the matters specified in any of the following paragraphs of Item 4, Schedule 13D:

         (a) the acquisition by any person of additional securities of Timeline, or the disposition of securities of Timeline;
         (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Timeline or any of its subsidiaries;
         (c) a sale or transfer of a material amount of assets of Timeline or of any of its subsidiaries;
         (d) any change in the present Board of Directors or management of Timeline, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
         (e) any material change in the present capitalization or dividend policy of Timeline;
         (f) any other material change in Timeline's business or corporate structure;
         (g) changes in Timeline's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
         (h) causing a class of securities of Timeline to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;




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CUSIP NO. 887336 10 5            Schedule 13D                  Page 5 of 6 Pages




         (i) a class of equity securities of Timeline becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
         (j)   any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Osenbaugh is the direct and indirect beneficial owner of 991,111 shares of Timeline common stock, which number represents approximately 22.4% of the total of deemed issued and outstanding shares. The percentage ownership is calculated in accordance with Exchange Act Rule 13d-3, based on a total of 4,428,099 shares of common stock, consisting of 4,165,998 shares issued and outstanding as of close of business on January 30, 2003 (as reflected in Issuer's Form 10-QSB for the quarter ended December 31, 2002), and 262,101 shares subject to options and warrants granted to Mr. Osenbaugh and exercisable within 60 days of the date of this filing on Schedule 13D.

(b) As of the date of this filing, Mr. Osenbaugh, as one of the three ESOP Trustees, may be deemed to have shared disposition power with respect to 410,574 shares of Timeline Inc. common stock held of record by the ESOP. Mr. Osenbaugh also has sole voting power as to 89,776 shares held in the ESOP that have been allocated to his individual account. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Osenbaugh disclaims beneficial ownership as to 320,798 shares owned of record by the ESOP (representing the total 410,574 shares in the ESOP less the 89,776 shares allocated to his account).

         In addition, Mr. Osenbaugh beneficially owns and has sole voting and disposition power with respect to 580,537 shares of Timeline common stock in his own name, consisting of (i) 318,436 shares owned directly,
         (ii) 94,776 shares subject to stock options exercisable by Mr. Osenbaugh within 60 days of the date of this filing, (iii) 17,325 shares subject to fully-vested warrants granted to Mr. Osenbaugh in connection with certain loan guarantees of Timeline, and (iv) 150,000 shares subject to stock options granted to Mr. Osenbaugh and vesting incrementally based on specified closing price of over-the-counter trading of Timeline common stock (i.e. 100,000 vest when trading closes at or above $5 for ten consecutive days and 50,000 vest when trading closes at or above $7.50 for ten consecutive days, or all vest seven years from the date of issuance if Mr. Osenbaugh is then employed by Company). These numbers do not include (A) 15,015 shares of Timeline common stock held in an individual requirement account belonging to Mr. Osenbaugh's wife, (B) an aggregate of 2,000 shares held in the names of Mr. Osenbaugh's children and (C) 5,000 shares held in trust for Mr. Osenbaugh's niece, for each of which Mr. Osenbaugh disclaims beneficial interest.

(c) Except as disclosed above in response to Item 3, there have been no transactions in shares of Timeline Inc. common stock by Mr. Osenbaugh within the past 60 days.

(d) Other than the participants in the ESOP, no other person has the right to receive and power to direct receipt of dividends, or the proceeds from the sale of the 410,574 shares of Timeline Inc. common stock held by the ESOP.

(e)      Not Applicable.




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CUSIP NO. 887336 10 5            Schedule 13D                  Page 6 of 6 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Except as described above, Mr. Osenbaugh does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Timeline, including without limitation, as to the transfer or voting of securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         This report is not an admission that Mr. Osenbaugh is the beneficial owner of any securities held of record by the ESOP covered by this report (except to the extent of any pecuniary interest in his individual ESOP account), and Mr. Osenbaugh expressly disclaims beneficial ownership of all such shares pursuant to Rule 13d-4.

         Dated:   February 28, 2003


                                     /s/ Charles R. Osenbaugh
                                     -------------------------------------------
                                     Charles R. Osenbaugh